September 5, 2008

Paul H. Stebbins
Chairman of the Board and Chief Executive Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

  Re: World Fuel Services Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2007
    Filed February 28, 2008
    File No. 1-09533
    Response Letter Dated August 15, 2008

Dear Mr. Stebbins:

  We refer you to our comment letter dated August 15, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

       Sincerely,

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Roger Schwall
  Assistant Director
  Division of Corporation Finance